Exhibit 99.1

Itaú Corpbanca Schedules Fourth Quarter 2017 Financial Results, Conference Call and Webcast

Santiago, Chile, January 29, 2018. ITAÚ CORPBANCA (NYSE: ITCB; SSE: ITAUCORP) announced today that it will release its results for the fourth quarter ended December 31, 2017, after the market closes in New York on Wednesday, February 28, 2018.
On Thursday, March 1, 2018, at 11:00 A.M. Santiago time (9:00 AM ET), the Company’s management team will host a conference call to discuss the financial results. The call will be hosted by Milton Maluhy, Itaú CorpBanca’s Chief Executive Officer, Gabriel Moura, Itaú Corpbanca’s Chief Financial Officer, and Claudia Labbé, Itaú Corpbanca’s Head of Investor Relations.

Conference Call Details:

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: +1 (866) 819-7111 (US Toll Free Dial In), 0(800) 953-0329 (UK Toll Free Dial In) or +44 (0)1452-542-301 (Standard International Dial In). Please quote “Itaú Corpbanca” to the operator.
A telephonic replay of the conference call will be available until Thursday, March 8, 2018, by dialing +1 (866) 247-4222 (US Toll Free Dial In), 0(800) 953-1533 (UK Toll Free Dial In) or +44 (0)1452 550-000 (Standard International Dial In). Access Code: 2339939#
Slides and Audio Webcast:
There will also be a live, and then archived, webcast of the conference call, available through the Company’s website. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast. The webcast can be found at:
http://itaucorp.irwebpage.com/webcast_2017-4Q.html

About Itaú Corpbanca

ITAÚ CORPBANCA (NYSE: ITCB; SSE: ITAUCORP) is the entity resulting from the merger of Banco Itaú Chile with and into Corpbanca on April 1, 2016. The current ownership structure is: 36.06% owned by Itaú Unibanco, 30.65% owned by CorpGroup and 33.29% owned by minority shareholders. Itaú Unibanco is the sole controlling shareholder of the merged bank. Within this context and without limiting the above, Itaú Unibanco and CorpGroup have signed a shareholders’ agreement relating to corporate governance, dividend policy (based on performance and capital metrics), transfer of shares, liquidity and other matters.

The merged bank has become the fourth largest private bank in Chile and will result in a banking platform for future expansion in Latin America, specifically in Chile, Colombia, Peru, and Central America. Itaú Corpbanca is a commercial bank based in Chile with operations also in Colombia and Panama. In addition, Itaú Corpbanca has a branch in New York and representative offices in Madrid and Lima. Focused on large and medium companies and individuals, Itaú Corpbanca offers universal banking products. In 2012, the bank initiated a regionalization process and as of the date hereof has acquired two banks in Colombia -Banco Santander Colombia and Helm Bank-, becoming the first Chilean bank having banking subsidiaries abroad. The merger with Banco Itaú Chile and the business combination of our two banks in Colombia, represent the continued success of our regionalization process.

As of November 30, 2017, according to the Chilean Superintendence of Banks, Itaú Corpbanca was the fourth largest private bank in Chile in terms of the overall size of its customer loan portfolio, equivalent to 10.9% market share.

As of the same date, according to the Colombian Superintendence of Finance, Itaú Corpbanca Colombia was the sixth largest bank in Colombia in terms of total loans and also the sixth largest bank in Colombia in terms of total deposits, as reported under local regulatory and accounting principles. As of November 30, 2017, its market share by loans reached 5.0%.

Investor Relations – Itaú Corpbanca

+56 (2) 2660-1701 / IR@corpbanca.